Prospectus Supplement	Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-198113

NV5 HOLDINGS, INC.

This prospectus supplement, dated January 5, 2015 (the “Supplement”), filed by NV5 Holdings, Inc., a Delaware corporation (the “Company,” “NV5 Holdings,” “we,” “us” or “our”), supplements certain information contained in the Company’s prospectus dated August 27, 2014 (the “Prospectus”), which forms a part of the Company’s Registration Statement on Form S-3 (Registration No. 333-198113). This Supplement is incorporated by reference into the Prospectus and is not complete without, and may not be delivered or used except in connection with, the Prospectus, including all amendments and supplements thereto.

On January 5, 2015, we issued a notice of redemption to the holders of our outstanding public warrants to purchase shares of our common stock. The amended and restated warrant agreement, dated as of September 24, 2013, governing the public warrants provides that we have the right to call all outstanding public warrants for redemption if the last reported sales price of our common stock has been equal to or greater than $12.00 per share for the 20-trading-day period ending on the third business day prior to the date on which notice of redemption is sent. The last reported sales price of our common stock was $12.00 or higher for each of the 20 consecutive trading days beginning on December 2, 2014 and ending on December 30, 2014. The redemption date for the warrants is February 5, 2015.

Because the redemption price is $0.01 per public warrant, we anticipate that all of the public warrants will be exercised prior to the redemption date. Assuming full exercise of the public warrants outstanding as of January 2, 2015, we would receive gross proceeds of approximately $3.2 million and there would be a total of approximately 6.2 million shares of our common stock issued and outstanding on the redemption date. We intend to use the net proceeds of the warrant exercise for working capital purposes, or for other general corporate purposes.

A registration statement relating to the Company's initial public offering of its units and the underlying securities was declared effective by the Securities and Exchange Commission on March 26, 2013.

An investment in our securities involves risks. See “Risk Factors” on page 1 of the Prospectus for a discussion of the factors you should consider before you make your decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2015.